August 25, 2006

Mr. Larry Spirgel, Assistant Director
Mr. Bob Carroll, Staff Accountant
Mr. Kyle Moffatt, Branch Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
FILED VIA EDGAR

Re:	PCCW Limited
Form 20-F for the fiscal year ended December 31, 2005
Filed on May 11, 2006
File No. 1-10119

Dear Mr. Spirgel, Mr. Carroll and Mr. Moffatt,

     Reference is made to the letter received from the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 16, 2006 regarding the Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) filed by PCCW Limited (the “Company”) on May 11, 2006.

     Set forth below are the Company’s responses to the comments raised by the staff. The comments are repeated below in bold and followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter shall have the same meanings assigned to those terms in the Form 20-F. Page numbers below refer to the Form 20-F. This letter is the Company’s sole response to the staff’s comments, and the Company has not amended the Form 20-F.

Liquidity and Capital Resources
Debt Financing, page 77

1.	Tell us and disclose if you comply with all debt financing covenants as of your balance sheet date and if you have obtained any waivers related to those covenants.

     The Company and its subsidiaries (the “Group”) were in compliance in all material respects with all applicable debt financing covenants as at December 31, 2005 and will ensure that its future filings include the required disclosure.

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Contractual Obligations and Commercial Commitments, page 80

2.	Tell us and disclose if your tabular presentation for contractual obligations includes your cash requirements for interest on your long-term debt.

     The Group has not included the cash requirements for interest on the long-term debt in the table but will do so in future filings.

Note 19 - Investment Properties, page F-58

3.	We note that you utilize an independent valuation expert, CB Richard Ellis Limited, to assist in the determination of your investment properties fair value. While you are not required to make reference to this independent expert, when you do you should include the consents of the expert. If you decide to delete your reference to the independent valuation expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

     The Group will either include the consent letter of the independent valuation expert or without referring to the independent valuation expert, explain the method and assumptions used by management to determine the valuation in future filings.

Note 45 - Post Balance Sheet Events, page F-112

4.	Tell us and disclose what impact, if any, the expiration of the waiver relating to the compliance of 25% minimum public float requirement for SUNDAY shares could have on your financial results of operations.

     In the event that the Company decides to reduce its equity stake in SUNDAY to 75%, the disposal would result in a gain or loss on disposal and an increase in the minority interest recognized in relation to SUNDAY. The Group considers such disposal would not have a material effect, one way or another, on its consolidated financial statements.

Note 48(h) - Revenue Recognition, page F-126

5.	Tell us and disclose the basis for your change in accounting estimate for your expected customer relationship period from 20 years to 12 years for your up-front fees revenue. Further, it appears with your adoption of HKAS 18 on January 1, 2005 your recognition for up-front fees over 12 years should be the same as your revenue recognition under and US GAAP. Tell us why there is a difference for deferral of up-front fees in 2005 on your US GAAP reconciliation.

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     The Company has experienced increased subscriber churn rates due to increased competition in the Hong Kong telecommunications market. With effect from January 1, 2005, the Group reassessed its estimate of the average customer relationship period, based on the latest available churn rate information at that date. Based upon this assessment, the Group revised the expected customer relationship period from 20 to 12 years, and has revised the period over which deferred up-front fee revenue is recognized. The Group also revised the remaining amortization period of the related subscriber list to 7 years. The subscriber list was recorded on the acquisition of the PCCW-HKT Limited (formerly Cable & Wireless HKT Limited) in August 2000. The change in the remaining life reduces the overall useful life of the subscriber list to 12 years.

     The US GAAP reconciling item arises in 2005 due to difference in adoption dates of the applicable accounting standards and the method of adoption under HK GAAP and US GAAP. Under HK GAAP, the Group applied HKAS 18 retrospectively to defer the up-front fee revenue on January 1, 2005. Under US GAAP, the Group adopted SAB 104 (then SAB 101) prospectively in its first set of US GAAP financial statements for the year beginning January 1, 2000. Providing that the useful life of 12 years continues to remain appropriate, the US GAAP reconciling item will exist for all periods until 31 December 2011, at which date, the deferred up-front fee revenue which existed prior to January 1, 2000 (date of adoption under US GAAP) will have been amortized fully.

     If you have any questions regarding the Form 20-F, please call Mr. Steve Lam at (852) 2888 3083.

Very truly yours,

PCCW Limited

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

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